UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 7, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (+5411) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (+5411) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the Nine-Month period

and the Third Quarter ended September 30, 2016

FOR IMMEDIATE RELEASE: Monday November 7, 2016

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive income of Ps. 151.2 million, or Ps. 0.190 per share (Ps. 0.952 per ADS), for the third quarter ended September 30, 2016, compared with the comprehensive net loss of Ps. 171.2 million, or Ps. 0.215 per share (Ps. 1.077per ADS), for the same period in 2015.

Comprehensive income for the nine-month period ended September 30, 2016 amounted to Ps. 468.6 million, or Ps. 0.590 per share (Ps. 2.949 per ADS), compared with a net loss of Ps. 11.2 million, or Ps. 0.014 per share (Ps. 0.070 per ADS), recorded in the same last year period.

The operating profit increased by Ps. 1,088.1 million to Ps. 1,381.8 million in the nine-month period ended September 30, 2016 compared to the same period of 2015. This growth is mainly explained by a Ps. 389.1 million operating profit increase (Ps. 857.6 million vs. Ps. 468.5 million) in the Natural Gas Liquids (“Liquids”) Production and Commercialization segment, and together with the effect of recognizing the Ps. 321.9 million loss related to the acquisition of rights and obligations (the "Rights of the Arbitral Judgment") during the nine-month period 2015 as explained below. Additionally, this increase was also triggered by a higher operating profit attributable to the Natural Gas Transportation and Other Services business segments.

However, the operating profit increase was partially offset by higher negative financial results during the nine-month period ended September 30, 2016, which almost doubled when compared to the nine-month period ended September 30, 2015. This Ps. 327.3 million negative impact is mainly due to the effect of the devaluation of the Argentine peso against the US dollar related to the Company’s net liability position in US dollar, which mostly includes the financial debt contracted to finance the acquisition of fixed assets related to the Natural Gas Transportation business segment.

Net revenues from Liquids Production and Commercialization segment rose sharply by Ps. 1,288.7 million, while the Natural Gas Transportation segment increased by Ps. 585.7 million.

It is noteworthy that as from April 1, 2016, the Ministry of Energy and Mining ("MINEM") through Resolution No. 28/2016, granted an increase for the natural gas market price at the wellhead. However, when considering the currently depressed international reference prices and the participation in the propane and butane supply programs in the domestic market, this increase could even worsen the operating margins of the Liquids Production and Commercialization segment.

Regarding the Natural Gas transportation segment, it has been affected by increasing costs and an unchanged applicable rate, which has remained stable for almost 15 years, along with the economic and financial deterioration of this business segment deepened by the negative results related to the costs incurred with the financial obligations for the acquisition of the fixed assets used for the rendering of the natural gas transportation service. It is worth highlighting the operating income impact due to the partial application of the tariff schedule authorized by the National Gas Regulatory Body ("ENARGAS") through Resolution No. I-3724 ("Resolution 3724") beginning April 1, 2016, which was issued within the Transitional Agreement framework signed between TGS and the National Government in February 2016 (the "2016 Transitional Agreement”).

Resolution 3724 involves the implementation of a mandatory Investment Plan (the "Investment Plan"), which is relevant to the reliability and safety of the public service, but its execution has been delayed due to the partial increase stipulated by said resolution. As a result, the Company is negotiating with the Government a financial assistance plan to implement the works described in the Investment Plan as well as improving its financial situation.

The measures taken by the National Government aimed to normalize the provision of public services, including the implementation of the 2016 Transitional Agreement and issuance of Resolution No. 31/2016 by MINEM are becoming more relevant, starting with the Integral Tariff Revision (“RTI” for its acronym in Spanish) process. The RTI implementation is subject to the signature of the Integral Renegotiation License Agreement (the “Integral Renegotiation Agreement”), initialed by the Company in October 2015 and that, for reasons unrelated to TGS, was not been subscribed. These essential steps need to be taken to guarantee the sustainable recovery of this business segment in the long term.

Furthermore, the operating income for the natural gas transportation segment for the nine-month period ended September 30, 2015 was adversely impacted by the Ps. 321.9 million loss related to the acquisition of the Rights of the Arbitration Proceeding linked to the lawsuit initiated by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Argentine Republic before the International Centre for Settlement of Investment Disputes of the World Bank for the loan granted by TGS to Pampa Energía S.A. in October 2011.

Nine-month period 2016 vs. Nine-month period 2015

For the nine-month period ended September 30, 2016, TGS posted total net revenues of Ps. 4,868.4 million, compared to Ps. 2,839.3 million recorded in the same 2015 period, representing a Ps. 2,029.1 million increase.

The Natural Gas Transportation business segment represented approximately 27% and 26% of TGS’ total revenues during the nine-month periods ended September 30, 2016 and 2015, respectively. Following the implementation of the Public Emergency Law No. 25,561 in 2002, TGS received only three modifications in the tariff schedule applicable to its regulated natural gas transportation tariff, the latter applicable since April 1, 2016, all which were insufficient to offset the sustained operating costs increases in over the past 15 years. As a result, TGS must continue to take steps to sign and implement the Integral Renegotiation Agreement which will allow implementing the RTI process recently initiated by the National Government.

This business segment is subject to the ENARGAS regulation.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government aimed at expanding capacity in the Argentine natural gas transportation pipeline system. In addition, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, mainly related to the pipeline expansions owned by the Gas Trusts. Since its inception in 2005, the CAU received only transitory adjustments, also failing to offset increases related to its operating costs since its creation.

The Natural Gas Transportation business segment revenue rose by Ps. 585.7 million in the nine-month period ended September 30, 2016, from the same last year period, and is mainly due to the impact of the partial implementation of the increase authorized through Resolution 3724 and the impact of the full effect of the increase approved through Resolution I-3347/2015 as of May 1, 2015. This positive effect was partially offset by lower exports services provided during the nine-month period ended September 30, 2016.

The operation of the Company’s pipeline system requires a high level of investments to provide quality, safety and service reliability. Thus, it is noteworthy the relevance of the received tariff increases and launch of the RTI process last April 2016. The RTI will be a significant step for the Company to finally recover the tariff charts through the collection of a fair and reasonable rate that will allow developing a sustainable business over the time, and securing the provision of an essential public service for Argentina's energy matrix.

Liquids Production and Commercialization revenues accounted for approximately 65% and 66% of the total revenues in the nine-month period ended September 30, 2016 and 2015, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also, to a lesser extent, on behalf of TGS’ clients.

The Production and Commercialization of Liquids segment revenue grew Ps. 1,288.7 million in the nine-month period ended September 30, 2016 from the same last year period, and was mainly due to the increase in the foreign exchange rate of the Argentine peso over the revenues denominated in US dollars as well as the increase in the volume sold on TGS´s own account. This positive effect was partially offset by the international reference prices decline.

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 8% of the net revenues in the nine-month period ended September 30, 2016 and 2015. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A., which provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other Services revenues increased by Ps. 154.7 million in the nine-month period ended September 30, 2016, compared to the same 2015 period. The increase is primarily stemming from the depreciation of the Argentine peso against the US dollar, and its impact on revenues denominated in U.S. dollars and higher operation and maintenance services rendered.

Cost of sales and administrative and selling expenses rose by approximately Ps. 1,208.9 million in the nine-month period ended September 30, 2016 from the same 2015 period. This variation is mainly due to higher natural gas costs used as Replacement Thermal Plant ("RTP"), along with higher labor costs and other operating costs of the pipeline system.

Other negative operating results recorded in the nine-month period ended September 30, 2016 decreased by Ps. 267.9 million compared to the same previous year period. This variation is mainly explained by negative results recorded during the third quarter of 2015 due to the acquisition of the Rights of the Arbitration Proceedings mentioned above; this effect was partially offset by higher expenses related to provisions for contingencies recorded in 2016.

During the nine-month period ended September 30, 2016, the negative financial results grew by Ps. 327.3 million from the same period in 2015. This variation is due to a higher impact of the exchange rate loss in TGS’ financial debt due to the liberalization of the foreign exchange regime starting December 17, 2015. This effect was partially offset by the higher returns from financial investments during 2016.

Third Quarter 2016 vs. Third Quarter 2015

For the third quarter ended September 30, 2016, TGS posted total net revenues of Ps. 1,547.4 million, a Ps. 656.3 million increase compared to Ps. 891.1 million recorded in the same 2015 period.

The Natural Gas Transportation business segment revenue rose by Ps. 51.5 million in the third quarter of 2016, compared with the same previous year period. The positive variation was mainly due to the partial application of increase authorized through Resolution 3724 which was partially offset by the reversal of net revenues related with the tariff increase, recognized in the second quarter 2016, after the implementation of the ruling of the Supreme Court of Justice ("Supreme Court") on August 18, 2016.

The Production and Commercialization of Liquids segment revenue increased by Ps. 555.7 million in the third quarter of 2016 compared with the same last period, and was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar as well as the higher volumes sold on behalf of TGS’ account.

Other Services revenues increased by Ps. 49.1 million in the third quarter of 2016 from the same 2015 period. The increase is primarily related to a higher depreciation of the Argentine peso against the US dollar affecting the revenues denominated in U.S. dollars, along with higher revenues from natural gas compression and treatment services. These effects were partially offset by lower management services revenues.

Cost of sales and administrative and selling expenses rose approximately Ps. 484.2 million in the third quarter of 2016 from the same period of 2015. This variation is mainly due to: (i) higher natural gas costs used as RTP, (ii) higher labor costs, (iii) turnover tax related to Natural Gas Transportation business segment and; (iv) other operating costs related to the natural gas transportation system.

Other negative operating results recorded a positive variation of Ps. 293.4 million, mainly due to the negative result recorded in the third quarter of 2015 due to the acquisition of the Rights of the Arbitration Proceedings as described above. This effect was partially offset by higher expenses related to provisions for contingencies recorded during the third quarter of 2016.

During the third quarter of 2016, the negative financial results decreased by Ps. 31.9 million from the same period of 2015. This variation is due to: (i) higher interest generated by financial assets attributable to the increase in invested capital and higher yields, (ii) lower net foreign exchange in the third quarter of 2016 and (iii) the loss generated by the derivative financial instruments acquired by the Company, not having recorded results during the third quarter of 2016. These effects were partially offset by the effect of higher current average exchange rate during the third quarter of 2016 on interest accrued on financial indebtedness of the Company.

Liquidity and Capital Resources

The positive variation in the cash and cash equivalents in the nine-month period ended September 30, 2016, amounted to Ps. 644.0 million. The cash flow generated from operations increased Ps. 978.2 million, mainly due to the improvement in operating income and higher revenues related to the liquidation of derivative financial instruments contracted by the Company to mitigate the impact of the exchange rate on its financial debt.

It is worth highlighting the negative impact seen in the net cash flow generated from operations derived from the receivables collection delay in the natural gas transportation segment as a result of the Supreme Court ruling on August 18, 2016 regarding MINEM Resolutions No. 28 and 31 as well as Resolution 3724. This ruling delayed the Investment Plan implementation and triggered the need of having to obtain financial assistance – as requested by the Company- to complete the plan in the terms required by ENARGAS.

The aforementioned positive effect was partially offset by higher cash flows used in investing and financing activities, amounting to Ps. 218.3 million and Ps. 257.6 million, respectively. Some of the factors that contributed to this variation are: higher cancellation of financial debt as it became impacted by the exchange rate and dividend payment approved by the

Board of Directors’ during its meeting held on January 13, 2016, according to the powers delegated by the Shareholders’ Meeting which provided for the destination of the results for the year ended December 31, 2014.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary (jointly named as “Pampa Group”), which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by PEPCA S.A. (formerly EPCA S.A.). The Pampa Group is controlled by Pampa Energía S.A. and PEPCA S.A., a company whose shareholders are Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended September 30, 2016 and 2015

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the nine-month periods ended September 30, 2016 and 2015

 (In millions of Argentine pesos)

Exhibit III

                                                                                                 Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2016 and 2015

(In millions of Argentine pesos)

	2016	2015
Cash flows provided by operating activities		
Total comprehensive income / (loss) for the period	468.7	(11.1)
Reconciliation of net income / (loss) to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	184.8	194.7
Consumption of materials	3.7	6.4
Increase in allowances and provisions	94.0	27.4
Share of profit from associates	(1.5)	(0.2)
Interest expense accrual	293.3	207.5
Interest income on Other financial assets other than cash and cash equival	(11.5)	(19.5)
Income tax	254.0	(28.3)
Derivative financial instrument results	8.9	29.2
Foreign exchange loss	496.3	147.1
Changes in assets and liabilities:		
Trade receivables	(213.7)	(81.0)
Other receivables	(183.1)	(49.3)
Inventories	(84.9)	(37.1)
Trade payables	190.4	(129.1)
Payroll and social security taxes	30.4	8.3
Taxes payable	(47.0)	(12.3)
Income tax	(19.5)	(15.0)
Other payables	(37.8)	(0.7)
Provisions	(9.4)	(3.3)
Interest paid	(167.1)	(117.8)
Income tax paid	(8.8)	(10.3)
Derivative financial instruments	118.5	(44.0)
Advances from customers	(9.9)	(13.3)
Cash flows provided by operating activities	**1,348.8**	**370.2**
Cash flows used in investing activities		
Additions to property, plant and equipment	(394.7)	(304.9)
Financial assets other than cash equivalents	22.4	151.4
Cash flows used in investing activities	**(372.3)**	**(153.5)**
Cash flows used in financing activities		
Payment of loans	(449.2)	(291.3)
Dividends paid to the Company's shareholders	(99.7)	-
Cash flows used in financing activities	**(548.9)**	**(291.3)**
Net increase / (decrease) in cash and cash equivalents	**427.6**	**(74.6)**
Cash and cash equivalents at the beginning of the year	872.5	789.4
Foreign exchange gains on cash and cash equivalents	83.3	24.7
Cash and cash equivalents at the end of the period	**1,383.4**	**739.5**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: November 7, 2016